UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-37744
CUSIP Number:	74587B101

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Pulse Biosciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

601 Brickell Key Drive, Suite 1000
Address of Principal Executive Office (Street and Number)

Miami, FL 33131
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pulse Biosciences, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

The Company is in the process of reviewing the accounting treatment of its completed rights offerings of common stock and common stock warrants. Even though the accounting treatment is not expected to adversely impact the Company’s operations or the preliminary financial results reported below, the Company has determined that it is unable to file its Form 10-Q within the prescribed period of time, because it needs additional time to determine such accounting treatment and, therefore, to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-Q.

The Company is working diligently to complete the Form 10-Q and currently anticipates that it will be able to file the Form 10-Q within the 5-day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Kenneth Stratton	(510)	906-4600
(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes         ☐ No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes         ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three months ended June 30, 2024 are expected to reflect significant changes from the three months ended June 30, 2023. While the Company is still reviewing and finalizing its financial results, it is able to provide certain preliminary results, as previously reported in the press release furnished as an exhibit to the Company’s Form 8‑K filed on August 12, 2024. The Company expects to report Total Cost and Expenses of $11.7 million for the three months ended June 30, 2024, as compared to $10.2 million for the three months ended June 30, 2023. The Company expects to report cash and cash equivalents of $26.2 million as of June 30, 2024, compared to $58.7 million as of June 30, 2023. The Company’s cash and cash equivalents as of June 30, 2024, reported in the foregoing sentence excludes $60.0 million in cash proceeds received by the Company in connection with the closing of its previously announced rights offering in July 2024. Cash used in the second quarter of 2024 was $8.7 million, compared to $10.0 million used in the same period in the prior year, and $9.5 million used in the first quarter of 2024.

These are preliminary results based on current expectations and are still under review and subject to change. Actual results may differ.

Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial results for the three months ended June 30, 2024, and the Company’s expectations with respect to its results of operations for the three months ended June 30, 2024, the expected timing of the filing of the Form 10-Q, and the financial information to be included in the Form 10-Q. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s most recent Annual Report on Form 10-K, and any subsequent Quarterly Report on Form 10-Q and any other subsequent reports filed with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Pulse Biosciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2024	By:	/s/ Burke T. Barrett
Burke T. Barrett
President and Chief Executive Officer